Exhibit 99.1
Li Auto Inc. Supplemental and Updated Disclosures
In connection with an at-the-market equity offering program on the Nasdaq Global Select Market (the “US ATM Offering”), Li Auto Inc. (the “Company” or “we”) has applied to list the Class A ordinary shares represented by the American depositary shares (the “ADSs”) subject to the US ATM Offering on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Hong Kong Stock Exchange Listing Rules. Accordingly, the Company issued an announcement and a listing document (the “Hong Kong Documents”) on the Hong Kong Stock Exchange.
The Hong Kong Documents contain supplemental and updated descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules. This Supplemental and Updated Disclosures exhibit sets forth such supplemental and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the Company’s latest annual report on Form 20-F and other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”).
This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

Forward-Looking Statements
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.
Customers and Suppliers
During the years ended December 31, 2019, 2020 and 2021, our customers primarily include individual vehicle purchasers. We have a broad base of customers, and we do not believe that we have customer concentration risks. Our top five customers accounted for 1%, 1% and 0.1% of our total revenues for each of the years ended December 31, 2019, 2020 and 2021, respectively. Our top five suppliers accounted for 16%, 32% and 30% of our purchases for each of the years ended December 31, 2019, 2020, and 2021, respectively; our top supplier accounted for 5%, 16% and 15% of our purchases for each of the years ended December 31, 2019, 2020, and 2021, respectively.
As of the Latest Practicable Date, based on publicly available information, none of the Directors, their respective close associates, or any shareholder of the Company (which to the knowledge of the Directors own more than 5% of the number of issued shares of the Company) had any interest in any of the Group’s five largest suppliers during the years ended December 31, 2019, 2020 and 2021.

Statement of Indebtedness
The following sets out the indebtedness of the Group as at the close of business on March 31, 2022, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this listing document:
(RMB’000) (Unaudited)
Current:
Short-term secured borrowings	136,744
Lease liabilities	501,053
Sub total	637,797
Non-current:
Convertible debt	5,378,567
Long-term secured borrowings	1,662,362
Lease liabilities	1,495,883
Sub total	8,536,812
Total	9,174,609
At the close of business on March 31, 2022, our Company had no material contingent liabilities.
Save as aforesaid, our Group did not have any other loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.
The Directors are not aware of any material adverse change in our Group’s indebtedness position and contingent liabilities since March 31, 2022.
Working Capital Statement
After taking into account the Group’s available resources, including internally generated funds and the estimated net proceeds from the US ATM Offering, in the absence of unforeseen circumstances, the Directors are of the opinion that the Group will have sufficient working capital to meet its present requirements for the next 12 months from the date of this listing document.
Material Adverse Change
The Directors confirm that, up to the Latest Practicable Date, there has been no material adverse change in the financial or trading position of the Group since December 31, 2021, being the date to which the latest published audited consolidated accounts of the Company were made up.
Business and Financial Prospects
We are developing our BEV models which will support ultra-fast charging and will provide users with an extraordinary battery charging experience in terms of charging time. We will also remain focused on investing in the R&D of smart cabin and autonomous driving with a goal to further elevate our capabilities to provide our users with products and services that offer greater safety, convenience and comfort, that create a mobile home, create happiness.
Additionally, challenges to the overall NEV supply chain will likely become a prolonged and industry-wide obstacle, affecting the supply of chips, batteries and potentially other auto parts given the continuous accelerating development of the NEV industry may soon outpace the expansion of production capacity of our supply chain partners. In the first half of 2022, our overall production has also been affected by the shortage of certain auto parts resulting from the resurging COVID-19 cases recently in the Yangtze Delta region. Going forward, we will continue to collaborate closely with these supply chain partners to mitigate such risks.

Unaudited Pro Forma Statement of Adjusted Consolidated Net Tangible Assets
The following unaudited pro forma statement of adjusted consolidated net tangible assets of our Group (the “Unaudited Pro Forma Financial Information”) prepared in accordance with Rule 4.29 of the Listing Rules and on the basis set out below is for illustrative purposes only, is to illustrate the effect of the issue of the new Listing Shares on the consolidated net tangible assets of our Group attributable to the ordinary shareholders of our Company as of March 31, 2022 as if the US ATM Offering had taken place on March 31, 2022.
The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only, and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of our Group attributable to the ordinary shareholders of our Company as at March 31, 2022 or at any future dates following the US ATM Offering.
The Unaudited Pro Forma Financial Information of our Group is prepared by the directors based on the unaudited financial position of our Group as at March 31, 2022, with adjustments described below.
	Unaudited consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company as at March 31, 2022	Estimated net proceeds from the US ATM Offering	Unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company	Unaudited pro forma consolidated net tangible assets per Share	Unaudited pro forma consolidated net tangible assets per Share
	(RMB’000) (Note 1)	(RMB’000) (Note 2)	(RMB’000)	RMB (Note 3)	HK$ (Note 4)
Based on 53,835,800 ADSs with total fund raised of US$2,000,000,000	40,691,298	12,504,683	53,195,981	26.10	32.25

Notes:
1.
The unaudited consolidated net tangible assets attributable to the ordinary shareholders of the Company as at March 31, 2022 is based on the unaudited consolidated net assets attributable to the ordinary shareholders of the Company as at March 31, 2022 of RMB41,456,762,000 with an adjustment for the intangible assets as at March 31, 2022 of RMB765,464,000.

2.
The estimated net proceeds from the US ATM Offering are based on gross proceeds of US$2,000,000,000 after deduction of the estimated related expenses payable by the Company.

3.
The unaudited pro forma adjusted consolidated net tangible assets per share are determined after the adjustments as described in note 2 above and on the basis that 2,038,008,058 shares are in issue, assuming the US ATM Offering had been completed on March 31, 2022, excluding (i) 26,821,552 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 108,557,400 Class A Ordinary Shares underlying awards granted under our 2021 Plan.

4.
For the purpose of this unaudited pro forma adjusted net tangible assets, the estimated net proceeds from the US ATM Offering stated in US$ is converted into RMB at a rate of US$1.00 to RMB6.3393. The balances stated in RMB are converted into HK$ at the rate of RMB1.0000 to HK$1.2355. No representation is made that US$ amounts have been, could have been or may be converted to RMB, or RMB amounts have been, could have been or may be converted to HK$ or vice versa, at that rate.

5.
Save as disclosed above, no adjustments have been made to reflect any trading results or other transactions of our Group entered into subsequent to March 31, 2022.

Effect on Shareholding Structure of the Company
Assuming 53,835,800 ADSs, representing 107,671,600 Class A Ordinary Shares, were issued pursuant to the US ATM Offering (which is the estimated maximum number of ADSs and Class A Ordinary Shares to be issued based on the average closing price of the ADS on the Nasdaq for the five trading days preceding June 24, 2022), and there are no other changes in the share capital of the Company from the date of this announcement up to completion of the US ATM Offering, set out below is the shareholding structure of the Company (i) as at the date of this announcement and (ii) immediately after completion of the US ATM Offering:
	As at the date of this announcement		Immediately after the completion of the US ATM Offering
	Number of Shares	Approx. %	Number of Shares	Approx. %
Shareholder
Mr. Li Xiang (including his associates)	108,557,400 Class A Ordinary Shares	5.26%	108,557,400 Class A Ordinary Shares	4.99%
	355,812,080 Class B Ordinary Shares	17.22%	355,812,080 Class B Ordinary Shares	16.37%
Mr. Wang Xing (including his associates)	390,253,767 Class A Ordinary Shares	18.89%	390,253,767 Class A Ordinary Shares	17.96%
Other Shareholders	1,211,092,163 Class A Ordinary Shares (including those underlying the existing ADSs)	58.63%	1,318,763,763 Class A Ordinary Shares (including those underlying the existing ADSs)	60.68%
Total	2,065,715,410 Ordinary Shares	100%	2,173,387,010 Ordinary Shares	100%

Fund Raising During the Past Twelve Months
The Company conducted the following fund raising activity through the issue of equity securities in the past twelve months immediately before the date of this announcement:
Date of announcement/ prospectus	Fund raising activity	Net proceeds	Intended use of proceeds as announced	Actual use of proceeds
August 3, 2021 and September 5, 2021	113,869,700 Class A Ordinary Shares issued by the Company under the Global Offering (as defined in the Prospectus), including 13,869,700 Class A Ordinary Shares issued by the Company pursuant to the partial exercise of the Over-allotment Option (as defined in the Prospectus)	Approximately HK$13.3 billion
The intended use of the said net proceeds are as disclosed in the Prospectus:
(a)
20% allocated to funding the research and development of HPC BEV technologies, platforms, and future models;

(b)
15% allocated to funding the research and development of intelligent vehicle and autonomous driving technologies;

(c)
10% allocated to funding the research and development of future EREV models;

(d)
25% allocated to funding the expansion of production capacity;

(e)
10% allocated to funding the expansion of retail stores and delivery and servicing centers;

(f)
5% allocated to funding the roll-out of HPC network;

(g)
5% allocated to funding marketing and promotion;

(h)
10% allocated to working capital and other general corporate purposes to support our business operation and growth.

As at the date of this announcement, approximately HK$3,864.9 million of the said net proceeds have been utilized as follows:
(a)
HK$399.5 million has been applied towards funding the expansion of retail stores and delivery and servicing centers; and

(b)
HK$1,809.4 million has been applied towards funding the expansion of production capacity; and

(c)
HK$329.2 million has been applied towards funding marketing and promotion; and

(d)
HK$1,326.8 million has been applied towards working capital and other general corporate purposes to support our business operation and growth.

There has been no change in the intended use of the said net proceeds as previously disclosed in the Prospectus and the Company will gradually utilize the residual amount of the net proceeds in accordance with such intended purposes depending on actual business needs.

Save as described above, the Company has not conducted any other fund raising activity through the issue of equity securities in the past twelve months immediately before the date of this announcement.